UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 December 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

                                                                                                                                N E W S  R E L E A S E

19 December 2014

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board, with effect from 1 January 2015, of Mr. Patrick (Pat) J. Kennedy as a non-executive Director.

Mr. Kennedy (61), an Irish citizen, retired in 2014 as Chairman of the Executive Board of Directors of SHV Holdings (SHV), a large family-owned Dutch multinational company with a diverse portfolio of businesses, including the production and distribution of energy, the provision of industrial services, heavy lifting and transport solutions, cash and carry wholesale and the provision of private equity. During a 32 year career with SHV, Mr. Kennedy held various leadership roles across SHV's diverse portfolio of businesses, while living in various parts of the world, and was a member of the Executive Board of SHV from 2001, before becoming Executive Chairman in 2006.

He holds a Master's degree in Business Studies from University College Dublin and a Bachelor's degree in Commerce from the National University of Ireland, Galway.
CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +3531 404 1000 FAX +353 1 404 1007 E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Date: 19 December 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director